Amarantus Bioscience Holdings, Inc.

655 Montgomery Street, Suite 900

San Francisco, CA 94111

October 30, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Suzanne Hayes and Alla Berenshteyn

Re:	Amarantus BioScience Holdings, Inc.

Registration Statement on Form S-1

File No. 333-207435

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Amarantus Bioscience Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on Monday, November 2, 2015, or as soon thereafter as possible.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amarantus Bioscience Holdings, Inc.

By: /s/ Gerald Commissiong
Name: Gerald Commissiong
Title: Chief Executive Officer